UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11846

A.        Full title of the Plan:

APTARGROUP, INC. PROFIT

SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APTARGROUP, INC.

475 West Terra Cotta Avenue, Suite E

Crystal Lake, Illinois 60014

Telephone: (815) 477-0424

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

Note: All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee

AptarGroup, Inc. Profit Sharing and Savings Plan

Crystal Lake, Illinois

We have audited the accompanying statements of net assets available for benefits of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois

June 21, 2013

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE

FOR BENEFITS

AT DECEMBER 31, 2012 AND 2011

	2012	2011
Assets:
Investments, at fair value (Note 3 & Note 8)	$124,215,472	$114,615,866

Contributions receivable:
Participant	85,180	223,466
Employer	31,830	111,283

Notes receivable from participants	3,751,111	3,211,904

Other receivables: unsettled trades	11,187	--
Total receivables	3,879,308	3,546,653

Total Assets	128,094,780	118,162,519

Liabilities:
Accrued administrative expense	11,543	--

Net assets available for benefits, at fair value	128,083,237	118,162,519

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(194,016)	(182,161)

Net assets available for benefits	$127,889,221	$117,980,358

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

Additions to net assets attributed to:

Income from investments:

Net appreciation in fair value of investments (Note 8)	$6,063,190
Dividends	2,625,840
Interest	216,330
Total investment income	8,905,360

Contributions:

Participant	7,604,457
Employer	2,545,404
Total contributions	10,149,861

Total additions	19,055,221

Deductions from net assets attributed to:

Benefits paid to participants	9,068,102
Administrative expenses	78,256

Total Deductions	9,146,358

Net increase in net assets available for benefits for the year	9,908,863
Net assets available for benefits, beginning of the year	117,980,358

Net assets available for benefits, end of the year	$127,889,221

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN

General Plan Information

The following description of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

The Plan, established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time and part-time non-union employees of AptarGroup, Inc. and certain of its subsidiaries (the “Company” or the “Employer”).  The Plan is administered by a committee appointed by the Company, consisting of Company employees.

A participant (“Participant” or “Participants”) is a full-time employee who becomes eligible to participate on the first day of the month following 30 days of service, or a part-time employee who becomes eligible to participate after completion of 1,000 hours of service in a defined twelve-month period.  If an employee has not enrolled in the Plan within 30 days from the eligibility date, the employee will be automatically enrolled, deferring at 3% of eligible compensation, unless the employee elects to not participate in the Plan.  A participant can authorize contributions of salary to the Plan of not less than 1 percent and not more than 25 percent of earnings (subject to Internal Revenue Code (“IRC”) limitations).  Participants’ earnings are generally defined as total compensation for services rendered to the Employer.  Participants may elect to suspend their contributions at any time.  Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan.  Active participation can be elected again on the next regular enrollment date.

Contributions

The amount of Employer contributions is determined annually by the Employer on a discretionary basis.  Such contributions are computed as a matching percentage of each Participant’s contribution within specified limits.  The Company matched 50% of Participant contributions up to the first 6% of eligible compensation deferred, for the year ended December 31, 2012.

Plan Investments

Fidelity Management Trust Company (the “Trustee”) is the trustee for the Plan.  Participants may direct their contributions and the employer matching contribution to any combination of the following investment options which includes the following investment funds available to Participants:

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Retirement Government Money Market Portfolio - Assets included in this fund are invested in U.S. government securities and repurchase agreements for those securities.  The goal of this fund is to preserve a level of current income as is consistent with the security of principal and liquidity.

Fidelity Contrafund – The fund invests primarily in common stocks of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized.  The goal of the fund is to provide capital appreciation.

Fidelity Managed Income Portfolio (Portfolio) – Assets included in this fund are primarily invested in investment contracts issued by insurance companies and other financial institutions, and in nonconvertible bonds, U.S. Government Agency Obligations, U.S. Government Agency-Mortgage Securities, Asset-Backed Securities, Collateralized Mortgage Obligations, Commercial Mortgage Securities and fixed income securities.  The investment objective of this fund is to seek the preservation of capital and to provide a competitive level of income. Units of participation are redeemable upon receipt of unitholder’s instruction based on the next determined net asset value per unit.  Net asset value per unit is determined each business day.

Investments are valued as of 4:00 p.m. Eastern time on the last calendar day of the period.  It is the policy of the Portfolio to use its best efforts to maintain a stable net asset value (NAV) of $1.00 per unit, although there is no guarantee that the Portfolio will be able to maintain this value.  The Portfolio uses independent pricing services approved by the Trustee to value its investments.  When current market prices or quotations are not readily available or reliable, valuations may be determined in good faith in accordance with procedures adopted by the trustee.  Factors used in determining value may include market or security specific events, changes in interest rates and credit quality.

Allianz NFJ Dividend Value Fund Institutional Class - This fund invests most of its assets in common stocks and other equity securities that pay or are expected to pay dividends.  The fund seeks long-term growth of capital and income.

Vanguard 500 Index Fund Signal Class - This fund invests in all, or substantially all, 500 stocks in the S&P 500 Index.  This fund seeks to match the performance and risk of the S&P 500 Index.

Baron Asset Fund Institutional Class - This fund primarily invests for the long-term in common stocks of mid-sized growth companies that the fund believes could double in four years after purchase. The goal of this fund is to provide long-term capital appreciation.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Fidelity Diversified International Fund - The fund primarily invests in common stock of foreign securities.  Foreign investments involve greater risk and may offer greater potential returns than U.S. investments.  The goal of this fund is to provide capital growth.

Fidelity Stock Selector Small Cap Fund - The fund normally invests at least 80% of total assets in securities of companies with small market capitalizations.  The fund may invest in securities of domestic and foreign issuers, and either growth stocks or value stocks or both.  The goal of the fund is to provide capital appreciation.

PIMCO Total Return Fund Institutional Class - The fund invests at least 65% of assets in a diversified portfolio of fixed-income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.The goal of this fund is to provide maximum total return.

Third Avenue Real Estate Value Fund - The fund primarily invests at least 80% of its assets in securities of companies in the real estate industry.  The fund seeks to acquire these securities at a discount to what the Advisor believes is their true value.  The goal of the fund is to seek to provide long-term capital appreciation.

AptarGroup, Inc. Stock Fund - Assets included in this fund are invested in the common stock of the Employer or its affiliate.  Performance of this fund is directly tied to the performance of the Company as well as to that of the stock market as a whole.  The goal of the fund is to increase the value of the investment over the long term by investing in the stock of the Employer or its affiliate.  This stock fund contains a small balance in a money market fund for liquidity purposes.

Fidelity Freedom K Income Fund - This fund uses a moderate asset allocation strategy designed for investors already in retirement.  The goal of the fund is to provide high current income and, as a secondary objective, capital appreciation.

Fidelity Freedom K Target Date Funds –These funds invest in a combination of underlying Fidelity equity, fixed-income, and short-term funds using a moderate asset allocation strategy for investors expecting to retire around the target retirement date.  The asset allocation strategy becomes increasingly conservative as the target retirement date approaches.  The goal of these funds is to provide high total return until their target retirement date.  Thereafter the fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

A Participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Retirement Government Money Market Fund and Managed Income Fund.  Each participant’s account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and certain administrative expenses.  Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of a participant’s account to all accounts.

Vesting

Each Participant is fully vested in his or her contributions and related earnings at all times.  Vesting of the Employer contribution account occurs at the rate of 20 percent per year of service on a cumulative basis for each year of service with a participating Employer.  Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments (for account portion attributable to Pittway Blue Chip Plan), or a combination of these forms (for account portion attributable to Pittway Blue Chip Plan), or a direct transfer to an eligible retirement plan.  While employed, in the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan.  The Plan allows for in-service withdrawals for participants that have attained age 59.5.  Upon withdrawal from the Plan, the Participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions.  When a Participant terminates employment for any reason other than retirement after age 65, death or disability, the nonvested amounts of the Employer contributions will be forfeited and used to reduce administrative expenses of the Plan and then used to reduce future contributions of the Employer.  The amount of such forfeitures available to reduce future contributions of the Employer was $127,155 and $61,905 as of December 31, 2012 and 2011, respectively.  When a terminated participant’s vested balance is $5,000 or less, the benefit is distributed in a lump-sum payment.

Nonvested amounts for Participants who terminate employment for any reason other than retirement after age 65, death or disability, will be reinstated if re-employment by the Employer occurs prior to incurring five consecutive one year breaks in service as defined by the Plan agreement.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

The Plan provides that a Participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the Participant’s vested account balance or $50,000.  Each Participant loan is evidenced by a note and each Participant note carries an interest rate equal to the prime rate plus one percent (loans opened during the year ended December 31, 2012 had interest rates on outstanding notes of 4.25%) charged by the Trustee on the date of the loan. Repayment occurs through payroll withholding over a period not to exceed 60 months or up to 120 months if the loan has been used to purchase the primary residence of the participant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Valuation of Investments

The Plan’s investments are stated at fair value (see Note 3).

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statement of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Contributions

Employer and participant contributions are invested directly in appropriate funds based upon participant elections made at the date of enrollment or through authorized changes in elections.

Plan Transfers

Participant contributions included in the Statement of Changes in Net Assets Available for Benefits in the amount of $558,549 were transferred to the Plan as a result of the participant rollover provision of the Plan during 2012.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto.  Actual amounts could differ from those estimates.

Security Transactions and Investment Income

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date.  Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.  Interest income is recorded when earned.  Dividend income is recorded on the ex-dividend date.  In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits.  This net appreciation or depreciation consists of realized and unrealized gains and losses.  Realized losses and gains are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis.  Unrealized losses and gains are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year.

Trustee and Administrative Expenses

Expenses incurred in the administration of the Plan and Marquette Investment Manager fees are paid by the Plan through plan forfeitures, except for loan service fees, which are paid by the Participants. Certain other costs of plan administration were paid by the Company.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  There has been established a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments apply to investments held directly by the Plan:

Company common stock:  The fair values of AptarGroup, Inc. common stock are determined by obtaining quoted prices from a nationally recognized exchange (Level 1 inputs).

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Money market deposit accounts:  Fair values of money market deposit account balances have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.

Stable value fund:  The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs).  See further description of the Fidelity Managed Income Portfolio in Note 1.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2012 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level3)
Investments:
Common stock
AptarGroup, Inc. common stock	$23,671,698	$--	$--
Mutual funds
Domestic small-cap	5,093,112	--	--
Domestic mid-cap	1,489,750	--	--
Domestic large-cap	38,032,523	--	--
International equity	9,465,355	--	--
Lifecycle fixed	539,797	--	--
Lifecycle balanced	8,026,720	--	--
Lifecycle equity	12,278,247	--	--
Money market fund	11,068,729	--	--
Bond	7,768,830	--	--
Collective trust – stable value fund	--	6,779,655	--
Money market funds	--	1,056	--

	$117,434,761	$6,780,711	$--

There were no transfers between Level 1 and Level 2 investments during 2012.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 3 - FAIR VALUE MEASUREMENTS  (Continued)

	Fair Value Measurements
	at December 31, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level3)
Investments:
Common stock
AptarGroup, Inc. common stock	$23,965,444	$--	$--
Mutual funds
Domestic small-cap	5,010,020	--	--
Domestic mid-cap	1,398,286	--	--
Domestic large-cap	33,089,381	--	--
International equity	7,575,066	--	--
Lifecycle fixed	408,293	--	--
Lifecycle balanced	6,937,219	--	--
Lifecycle equity	8,758,327	--	--
Money market fund	13,184,373	--	--
Bond	6,902,606	--	--
Collective trust – stable value fund	--	7,385,761	--
Money market funds	--	1,090	--

	$107,229,015	$7,386,851	$--

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others.  Party-in-interest transactions included investments in the AptarGroup Stock Fund.  At December 31, 2012 and 2011, the Plan had $23,671,698 and $23,965,444, respectively, invested in Employer Stock through a unitized investment fund managed by the Trustee.  The Plan held 496,054 and 459,372 shares of Employer stock as of December 31, 2012 and 2011, respectively.  Dividends were paid on these shares in the amount of $417,157 during the year ended December 31, 2012.  These transactions also qualify as party-in-interest transactions.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

Additionally, certain plan investments are shares of mutual funds or collective trusts managed by the Trustee or an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest.  Notes receivable from participants also reflect party-in-interest transactions.  Fees paid by the Plan to the Trustee for loan services and other participant-initiated transactions amounted to $19,255 for the year ended December 31, 2012.  Fees paid by the Plan through plan forfeitures to the Trustee and Marquette Investment Manager for trustee and investment management fees amounted to $36,501 and $22,500, respectively, for the year ended December 31, 2012.  These transactions are not prohibited transactions as defined under the Employee Retirement Income Security Act of 1974 (“ERISA”).

NOTE 5 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 5, 2010 that the Plan is designed in accordance with applicable sections of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The Plan allows participants to invest in the common stock of the Plan Sponsor, AptarGroup, Inc. The Plan’s investment in the common stock of the Plan Sponsor was 19.1% and 20.9% of plan investments as of December 31, 2012 and 2011, respectively.

NOTE 7 - AMENDMENT AND TERMINATION OF PLAN

The Plan may be amended at any time by the Company.  However, no amendment may adversely affect the current rights of the Participants in the Plan with respect to contributions made prior to the date of the amendment.

Although it has not expressed any intent to do so, the Company reserves the right to discontinue Employer contributions or to terminate its participation in the Plan at any time.  In the event of a partial or complete termination of the Plan, all Participants with respect to whom the Plan is being terminated shall be fully vested in their accounts as of the date of the termination of the Plan.  If a Participant remains an employee of the Company or its affiliates following the termination of the Plan, his/her benefits shall remain in the Trust until his/her separation from service and then shall be paid to him/her in accordance with the provisions of the Plan.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 7 - AMENDMENT AND TERMINATION OF PLAN (Continued)

The Plan is subject to the provisions of ERISA applicable to defined contribution plans.  Since the Plan provides for an individual account for each Participant and for benefits based solely on the amount contributed to the Participant’s account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

NOTE 8 - INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2012	2011

Common Stock Fund
AptarGroup, Inc. Common Stock	$23,671,698	$23,965,444

Mutual Funds

Fidelity Contrafund	22,975,696	20,732,013

Fidelity Diversified International Fund	8,781,308	7,230,383

PIMCO Total Return Fund	7,768,830	6,902,606

Allianz NFJ Div Val I	13,209,806	11,139,104

Fidelity Retirement Government
Money Market Portfolio	11,068,729	13,184,373

Collective Trust Fund
Fidelity Managed Income Portfolio (Contract values: 2012 - $6,585,639 2011 - $7,203,600)	6,779,655	7,385,761

During 2012, the Plan’s investments (bought, sold and held during the year) appreciated (depreciated) in value by $6,063,190 as follows:

Mutual funds	$8,242,884
Common stock	(2,179,694)

$6,063,190

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2012

Name of plan sponsor:	AptarGroup, Inc.
Employer identification number:	36-3853103
Three-digit plan number:	002

	Issuer	Identity of Issue	Description of Investment	Cost**	Fair Value

Common Stock
*	AptarGroup, Inc.	Common Stock Fund	Common Stock		$23,671,698

Mutual Funds
*	Fidelity Investments	Retirement Government Money Market Portfolio	Money Market Mutual Fund		11,068,729
	BAMCO, Inc.	Baron Asset Fund	Mutual Fund		1,489,750
*	Fidelity Investments	Diversified International Fund	Mutual Fund		8,781,308
	Allianz	NFJ Dividend Fund Institutional Class	Mutual Fund		13,209,806
*	Fidelity Investments	Stock Selector Small Cap Fund	Mutual Fund		5,093,112
	PIMCO	Total Return Fund Institutional Class	Mutual Fund		7,768,830
	Third Avenue Management LLC	Real Estate Value Fund	Mutual Fund		684,047
*	Fidelity Investments	Fidelity Contrafund	Mutual Fund		22,975,696
	Vanguard Group	Vanguard 500 Inx Sig	Mutual Fund		1,847,021
*	Fidelity Investments	Freedom K Income Fund	Mutual Fund		461,000
*	Fidelity Investments	Freedom K 2000 Fund	Mutual Fund		78,797
*	Fidelity Investments	Freedom K 2005 Fund	Mutual Fund		23,085
*	Fidelity Investments	Freedom K 2010 Fund	Mutual Fund		806,652
*	Fidelity Investments	Freedom K 2015 Fund	Mutual Fund		3,630,270
*	Fidelity Investments	Freedom K 2020 Fund	Mutual Fund		3,566,713
*	Fidelity Investments	Freedom K 2025 Fund	Mutual Fund		2,923,332
*	Fidelity Investments	Freedom K 2030 Fund	Mutual Fund		2,668,172
*	Fidelity Investments	Freedom K 2035 Fund	Mutual Fund		2,494,840
*	Fidelity Investments	Freedom K 2040 Fund	Mutual Fund		2,001,827
*	Fidelity Investments	Freedom K 2045 Fund	Mutual Fund		1,185,913
*	Fidelity Investments	Freedom K 2050 Fund	Mutual Fund		1,004,163

Money Market Funds
*	AptarGroup, Inc.	Common Stock Fund	Money Market Fund		1,056

Collective Trust Funds
*	Fidelity Management Trust Company	Managed Income Portfolio	Collective Trust Fund		6,585,639

Other Investments
*	Plan participants	Participant Loans - Range of interest rates 4.25-8.75%			3,751,111

					$127,772,567

*Party-in-interest

**Investments are participant-directed.  Cost is not required to be presented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AptarGroup, Inc. Profit Sharing and Savings Plan

By:	AptarGroup, Inc., as Plan Administrator

By:	/s/ Matt Wolter
Matt Wolter
Senior Manager, Employee Benefits and HRIS

June 21, 2013

INDEX OF EXHIBITS

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm.

* Filed herewith.